Exhibit 3.1

CERTIFICATE OF INCORPORATION

OF

ZYNERBA PHARMACUETICALS, INC.

1.            Name. The name of the Corporation is Zynerba Pharmaceuticals, Inc.

2.            Registered Office and Agent. The address of the registered office of Zynerba Pharmaceuticals, Inc. in the State of Delaware is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The name of its registered agent for service of process at that address is The Corporation Trust Company.

3.            Purpose. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL. The Corporation shall have all power necessary or convenient to the conduct, promotion or attainment of those acts or activities.

4.            Capital Stock. The total number of shares of stock that the Corporation shall have authority to issue is 1,000 shares of common stock, $0.0001 par value per share (the “Common Stock”). Shares of the Common Stock may be issued from time to time as the Board of Directors of the Corporation (the “Board”) shall determine and on those terms and for the consideration as shall be fixed by the Board. The amount of the authorized Common Stock may be increased or decreased by the affirmative vote of the holders of a majority of the outstanding shares of Common Stock entitled to vote.

5.             Board of Directors. The number of directors of the Corporation shall be that number that is fixed by, or provided in, the Bylaws of the Corporation. Elections of directors need not be by written ballot unless required by the Bylaws of the Corporation. Any director may be removed from office either with or without cause at any time by the affirmative vote of the holders of a majority of the outstanding Common Stock entitled to vote, given at a meeting of the stockholders called for that purpose, or by the consent of the holders of a majority of the outstanding Common Stock entitled to vote in accordance with DGCL Section 228.

6.            Amendment of Bylaws. In furtherance and not in limitation of the powers conferred upon the Board by law, the Board shall have the power to make, adopt, alter, amend or repeal the Bylaws of the Corporation, from time to time, subject to the right of the stockholders entitled to vote with respect thereto to alter, amend and repeal Bylaws made by the Board.

7.            Limitation of Liability; Indemnification.

(a)         Limitation on Liability. The personal liability of the directors of the Corporation is hereby eliminated to the fullest extent permitted by DGCL Section 102(b)(7), as the same may be amended and supplemented from time to time.

(b)         Indemnification and Advancement. The Corporation shall, to the fullest extent permitted by the provisions of DGCL Section 145, as the same may be amended and supplemented from time to time, indemnify, advance expenses to, and hold harmless any and all persons whom it shall have the power to indemnify under that section from and against any and all of the expenses, liabilities or other matters referred to in or covered by that section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in official capacity and as to action in another capacity while holding office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors and administrators of each such person.

(c)         Repeal or Modification of Section 7. Any repeal or modification of this Section 7 by the stockholders of the Corporation shall not adversely affect any right or protection of, or any limitation of the liability of, a director of the Corporation existing at, or arising out of facts or incidents occurring prior to the time of the repeal or modification.